Exhibit 99.2

FINANCIAL STATEMENTS OF SIGNIFICANT EQUITY METHOD INVESTEE

LARAMIE ENERGY, LLC
Financial Statements
For the Years Ended December 31, 2015, 2014, and 2013

Table of Contents

Page

Independent Auditors’ Report for the Year Ended December 31, 2015 ..................................................    1

Independent Auditors’ Report for the Years Ended December 31, 2014 and 2013.................................    3

Financial Statements

INDEPENDENT AUDITORS’ REPORT

To the Members of
Laramie Energy, LLC
Denver, Colorado

We have audited the accompanying financial statements of Laramie Energy, LLC (the “Company”) (formerly Piceance Energy, LLC), which comprise the balance sheet as of December 31, 2015, and the related statements of operations, members’ equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL
STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laramie Energy, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 26, 2016
Denver, Colorado

INDEPENDENT AUDITORS’ REPORT

To the Members of
Laramie Energy, LLC
Denver, Colorado

We have audited the balance sheet of Laramie Energy, LLC (formerly Piceance Energy, LLC) (the “Company”) as of December 31, 2014, and the related statements of operations, members’ equity, and cash flows for each of the two years in the period ended December 31, 2014, and the related notes to the financial statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laramie Energy, LLC as of December 31, 2014 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

EKS&H LLLP

February 27, 2015, except for Note 1, as to which the date is February 26, 2016
Denver, Colorado

LARAMIE ENERGY, LLC

Balance Sheets

	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$912,012	$200,656
Accounts receivable	2,529,421	4,611,276
Prepaid expenses and other current assets	553,208	555,339
Derivative instruments	4,516,289	7,800,242
Total current assets	8,510,930	13,167,513

Property and equipment
Oil and gas properties, successful efforts method
Proved properties	624,059,161	551,702,021
Unproved properties	28,558,358	47,606,716
Real estate and ranch property	14,778,213	14,338,615
Office furniture, equipment, and other	3,712,278	3,213,836
	671,108,010	616,861,188
Less: accumulated depletion, depreciation, and amortization	(173,582,134)	(148,968,650)
Total property and equipment, net	497,525,876	467,892,538

Debt issue costs, net of amortization of $894,570 and $657,403 at December 31, 2015 and 2014, respectively	845,916	344,309
Deposit on acquisition	15,750,000	-
Other assets	84,707	142,511

Total assets	$522,717,429	$481,546,871

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$4,405,204	$5,932,475
Oil and gas sales payable	856,732	2,142,552
Accrued liabilities	12,896,164	9,027,800
Total current liabilities	18,158,100	17,102,827

Non-current liabilities
Notes payable	77,250,000	98,000,000
Derivative instruments	13,339,226	-
Accrued liabilities	740,029	2,333,034
Asset retirement obligation	7,294,893	5,441,375
Total non-current liabilities	98,624,148	105,774,409
Total liabilities	116,782,248	122,877,236

Commitments and contingencies (Note 7)

Members’ equity
Members’ equity	461,471,149	365,046,126
Accumulated deficit	(55,535,968)	(6,376,491)
Total members’ equity	405,935,181	358,669,635

Total liabilities and members’ equity	$522,717,429	$481,546,871

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Operations

	For the Years Ended December 31,
	2015	2014	2013

Operating revenues
Natural gas sales	$35,374,165	$63,032,534	$44,213,800
Condensate sales	2,296,011	4,421,629	4,009,533
Natural gas liquids sales	5,199,768	13,017,260	12,868,042
Total revenues	42,869,944	80,471,423	61,091,375

Operating expenses
Lease operating expenses	9,723,768	8,107,353	8,819,345
Well workover and facilities repair expense	1,446,111	1,400,616	604,420
Gas gathering and transportation	13,207,077	15,259,915	13,051,645
Natural gas liquids processing and transportation	6,231,638	5,639,389	4,980,619
Production and property taxes	859,936	3,123,448	1,200,467
Lease delay rentals and surface rentals	178,368	42,478	43,833
Depletion, depreciation, and amortization	24,636,627	32,756,248	26,565,916
Impairment of unproved properties	12,272,304	-	-
Abandoned property and expired leases	1,733,014	95,611	-
Accretion of discount on asset retirement obligation	351,484	215,322	155,277
General and administrative	13,213,437	10,318,589	10,866,269
Total operating expenses	83,853,764	76,958,969	66,287,791

(Loss) income from operations	(40,983,820)	3,512,454	(5,196,416)

Other income (expense)
(Loss) gain on derivative instruments	(5,874,529)	6,161,994	(770,715)
Interest expense	(1,624,269)	(2,540,953)	(2,323,789)
Amortization of debt issue costs	(237,167)	(263,920)	(306,445)
Loan fees	(294,761)	(164,329)	(229,121)
(Loss) gain on disposal of assets	(1,735)	-	10,537
Surface land operating expense	(167,500)	(159,215)	(197,453)
Miscellaneous income	24,304	29,511	36,133
Total other (expense) income	(8,175,657)	3,063,088	(3,780,853)

Net (loss) income	$(49,159,477)	$6,575,542	$(8,977,269)

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Members’ Equity
For the Years Ended December 31, 2015, 2014 and 2013

	Class A Units		Class B Units		Accumulated	Total Members’
	Units	Amount	Units	Amount	Deficit	Equity

Balances, January 1, 2013	500,000	$365,046,126	-	$ -	$(3,974,764)	$361,071,362

Net loss	-	-	-	-	(8,977,269)	(8,977,269)

Balances, December 31, 2013	500,000	365,046,126	-	-	(12,952,033)	352,094,093

Net income	-	-	-	-	6,575,542	6,575,542

Balances, December 31, 2014	500,000	365,046,126	-	-	(6,376,491)	358,669,635

Net contributions of Class A Unitholders	157,612	93,857,615	-	-	-	93,857,615

Issuance of Class B units	-	-	13,025	2,567,408	-	2,567,408

Net loss	-	-	-	-	(49,159,477)	(49,159,477)

Balances, December 31, 2015	657,612	$458,903,741	13,025	$2,567,408	$(55,535,968)	$405,935,181

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

	For the Years Ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net (loss) income	$(49,159,477)	$6,575,542	$(8,977,269)
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation, depletion, and amortization	24,636,627	32,756,248	26,565,916
Impairment of unproved properties	12,272,304	-	-
Abandoned property and expired leases	1,733,014	95,611	-
Amortization of debt issue costs	237,167	263,920	306,445
Accretion of discount on asset retirement obligation	351,484	215,322	155,277
Compensation expense	2,567,408	-	-
Cash settlements on derivative instruments	10,748,650	(3,600,949)	328,700
Loss (gain) on derivative instruments	5,874,529	(6,161,994)	770,715
Loss on disposal of furniture and equipment	1,735	-	(10,537)
Changes in operating assets and liabilities
Accrued oil and gas revenue, joint interest billings, and other	2,081,855	877,603	(652,803)
Prepaid expenses and other assets	59,935	(137,274)	64,875
Accounts payable	(418,494)	85,890	(768,695)
Oil and gas sales payable	(1,285,820)	318,026	167,319
Accrued liabilities	626,359	880,838	526,062
Net cash provided by operating activities	10,327,276	32,168,783	18,476,005

Cash flows from investing activities
Proceeds from sale of furniture and equipment	7,386	-	18,134
Deposit on acquisition	(15,750,000)	-	-
Additions to property and equipment	(62,272,656)	(39,751,251)	(18,893,586)
Net cash used in investing activities	(78,015,270)	(39,751,251)	(18,875,452)

Cash flows from financing activities
Proceeds from notes payable	113,650,000	51,675,000	24,750,000
Payments on notes payable	(134,400,000)	(43,900,000)	(24,525,000)
Debt issue costs	(738,775)	-	(50,949)
Members’ contributions, net	89,888,125	-	-
Net cash provided by financing activities	68,399,350	7,775,000	174,051

Increase (decrease) in cash and cash equivalents	711,356	192,532	(225,396)

Cash and cash equivalents, beginning of period	200,656	8,124	233,520

Cash and cash equivalents, end of period	$912,012	$200,656	$8,124

(Continued on the following page)

See notes to financial statements.

LARAMIE ENERGY, LLC

Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of activity:

Cash paid for interest in 2015, 2014 and 2013 was $1,584,440, $2,520,633 and $2,310,383, respectively.

Supplemental disclosure of non-cash activity:

During the years ended December 31, 2015, 2014 and 2013, the Company recorded an asset retirement obligation and related liability of $1,502,034, $2,239,264 and $(5,093), respectively.

During the year ended December 31, 2015 the Company recorded a non-cash property contribution from Mesa Piceance LLC of $3,969,490.

During the year ended December 31, 2014, one well was plugged and abandoned. Asset retirement obligation liabilities of $7,030 were settled and offset abandoned property expenses.

Capital expenditures of $4,272,400 and $2,699,349 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2015. Capital expenditures of $2,623,400 and $3,808,124 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2014. Capital expenditures of $330,000 and $977,803 were unpaid and included in accrued liabilities and accounts payable, respectively, at December 31, 2013.

See notes to financial statements.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Laramie Energy, LLC (the “Company”), formerly named Piceance Energy, LLC, a Delaware limited liability company, was formed on May 10, 2012 by Laramie Energy II, LLC (“Laramie II”) for the primary purpose of acquiring, owning, operating, and disposing of oil and gas properties in the continental United States of America. On August 31, 2012, Laramie II and Par Pacific Holdings, Inc. (“Par”), formerly named Par Petroleum Corporation, in connection with the Contribution Agreement (“Contribution Agreement”) between Laramie II, Par, and the Company dated August 31, 2012, contributed certain oil- and gas-related assets and liabilities to the Company in exchange for a member interest in the Company and cash paid to Par. Since then, the Company has raised additional capital from the original and new members (see Note 8). At December 31, 2015, and 2014, the Company’s properties were located in Colorado.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. At December 31, 2015 cash and cash equivalents balance exceeded the federally insured limit by $662,012. The cash and cash equivalents balance did not exceed the federally insured limit as of December 31, 2014.

Concentrations of Credit Risk

The Company’s producing properties are all located in Colorado in one general area, and the oil and gas production is sold to various purchasers based on market index prices. As of December 31, 2015, 2014 and 2013, one major oil and gas company was the purchaser of the Company’s natural gas which comprise 80%, 87% and 72%, of accrued oil and gas revenue, respectively. For the years ended December 31, 2015 and 2014, the same purchaser accounted for 84% and 80% of total revenues, respectively. For the year ended December 31, 2013, two purchasers accounted for 62% and 11% of total revenues. The Company continually monitors the credit standing of the primary purchasers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

Depreciation, depletion, and amortization of oil and gas properties and the impairment of proved oil and gas properties are determined using estimates of oil and gas reserves. There are numerous uncertainties in estimating the quantity of reserves and in projecting the future rates of production and timing of development expenditures, including future costs to dismantle, dispose, and restore the Company’s properties. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way. In addition, significant estimates include the estimated cost and timing related to the asset retirement obligation, purchase price on a business combination (see Note 3), impairment of unproved oil and gas properties and the estimated fair value of derivative instruments.

Revenue Recognition

Oil and gas revenues are recognized when production volumes are sold to a purchaser at a fixed or determinable price, delivery has occurred and title has transferred, persuasive evidence of a sales arrangement exists and collectability of the revenue is probable. The Company utilizes the entitlements method of accounting for natural gas sales revenues. Under this method, revenues for the entitlement share of gas produced are based on the working interest in the properties. The Company records a receivable (payable) to the extent it receives less (more) than its proportionate share of gas revenues. The Company recognizes condensate revenues and natural gas liquids revenues based on the amount of condensate and natural gas liquids sold and delivered to purchasers. Revenues are reported on a gross basis for the amounts received before taking into account production taxes, gathering and transportation expenses, and lease operating costs, which are reported as separate expenses. The Company’s aggregate imbalance positions as of December 31, 2015, 2014, and 2013 were not significant.

Income Taxes

The Company has elected to be treated as a partnership for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company’s members, and no provision for income taxes has been recorded on the accompanying financial statements.

The Company follows the guidance of Accounting Standards Codification (“ASC”) Topic 740, Income Taxes. Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. The Company’s tax returns subject to examination by tax authorities include 2012 through the current period for state and federal tax reporting purposes, respectively.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

The Company accounts for its oil and gas exploration and development activities under the successful efforts method of accounting. Under this method, costs of productive exploratory wells, all development wells and facilities, and undeveloped leases are capitalized when incurred. Oil and gas lease acquisition costs are also capitalized when incurred. Exploration costs, including personnel costs, geological and geophysical expenses, and delay rentals for oil and gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities.

The Company reviews its oil and gas properties for impairment at least annually and whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets’ net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. Fair value for oil and gas properties is generally determined based on discounted future net cash flows. Impairment expense for proved properties is reported in exploration and impairment expense. In 2015, 2014, and 2013, the Company did not recognize an impairment expense relative to its proved oil and gas properties. Unproved oil and gas properties are assessed periodically, but at least annually, for impairment on a prospect-by-prospect basis based on remaining lease terms, drilling results, reservoir performance, commodity price outlooks, or future plans to develop acreage and allocate capital. In 2015, the Company recognized impairment expense of $12,272,304. No impairment expense was recognized for unproved oil and gas properties for 2014 or 2013.

The sale of a partial interest in a proved oil and gas property is accounted for as normal retirement, and no gain or loss is recognized as long as the treatment does not significantly affect the units-of-production depletion rate. The sale of a partial interest in an unproved property is accounted for as a recovery of cost when substantial uncertainty exists as to the ultimate recovery of the cost applicable to the interest retained. A gain on the sale is recognized to the extent that the sales price exceeds the carrying amount of the unproved property. A gain or loss is recognized for all other sales of producing and non-producing properties. There were no sales of proved oil and gas properties or unproved properties in 2015, 2014, or 2013.

Maintenance and repairs are charged to expense; renewals and betterments are capitalized to the appropriate property and equipment accounts. Upon retirement or disposition of assets, the costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses, if any, reflected in results of operations.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment (continued)

The provision for depletion, depreciation, and amortization of oil and gas properties is calculated on a field basis based on proved reserves using the units-of-production method. Based on the Company’s continued growth, during the year ended December 31, 2015, the Company changed the manner in which it estimates depletion, depreciation, and amortization of oil and gas properties from using a units-of-production method by prospect to using a units-of-production method by field. The change in estimate decreased the depletion, depreciation, and amortization of oil and gas properties by approximately $17.2 million during 2015. Costs of certain facilities and equipment serving a number of properties are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 7 to 15 years. The provisions for depreciation of the ranch property, office furniture, and equipment are calculated using the straight-line method over the estimated useful lives ranging from 5 to 15 years. Included in real estate and ranch property are buildings that are depreciated using the straight-line method over the estimated useful lives ranging from 20 to 39 years.

Commodity Derivative Instruments

The Company uses derivative instruments to provide a measure of stability to its cash flows in an environment of volatile oil and gas prices and to manage its exposure to natural gas price volatility. All derivatives are initially, and subsequently, measured at estimated fair value and recorded as assets or liabilities on the balance sheets. The Company has elected not to designate its derivatives as cash flow hedges. For derivative contracts that do not qualify as cash flow hedges, changes in the estimated fair value of the contracts are recorded in gains and losses under the other income and expense caption in the statements of operations. When derivative contracts are settled, the Company also recognizes realized gains and losses under the other income and expense caption in its statements of operations.

Asset Retirement Obligation

Asset retirement obligations (“ARO”) relate to future costs associated with the plugging and abandonment of oil and gas wells, removal of equipment and facilities from leased acreage and returning such land to its original condition. The Company records the estimated fair value of an ARO in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company reports a gain or loss upon settlement to the extent the actual costs differ from the recorded liability.

The majority of the Company’s ARO relates to the plugging and abandoning of oil and gas wells and the reclamation of the Company’s well locations. Revisions to estimated ARO result in adjustments to the related capitalized asset and corresponding liability.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Asset Retirement Obligation (continued)

The following is a reconciliation of the ARO:

	For the Years Ended December 31,
	2015	2014

Balance, beginning of period	$5,441,375	$2,993,819
Additions	1,015,774	193,874
Acquired oil and gas properties (Note 3)	305,007	-
Revisions (a)	181,253	2,045,390
Settlements and disposals	-	(7,030)
Accretion expense	351,484	215,322

Balance, end of period	$7,294,893	$5,441,375

(a) Based on increasing service costs, ARO related to natural gas well pads was revised in 2015.
Equity-Based Compensation

Compensation expenses associated with equity-based awards is recognized at the fair value of the awards over the vesting period on a straight-line basis.

Recently Issued Accounting Pronouncements

In January 2016, the Financial Accounting Standard Board (“FASB”) issued accounting standard update (ASU) 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The objective of this update is to improve the recognition and measurement of financial instruments. ASU 2016-01 is effective for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the adoption of this guidance.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The objective of this update is to provide guidance in GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016. The standard will be adopted prospectively.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The objective of this update is to clarify the principles for recognizing revenue and to develop a common revenue standard. ASU 2015-14 deferred the effective reporting periods of ASU 2014-09, and it is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. The Company is currently evaluating the potential impact that the adoption will have on the Company's disclosures and financial statements.

Correction of Prior Year Balances
Subsequent to the issuance of the Company’s 2014 consolidated financial statements, the Company identified errors pertaining to the recognition of a liability for gas gathering deficiency payments and the classification of derivative cash settlement payments in the statement of cash flows. The prior period amounts have been revised to reflect the correct amounts. The correction of these errors decreased non-current accrued liabilities in the Balance Sheet by $1.3 million and $1.6 million, respectively, and increased members’ equity in the Balance Sheet by $1.3 million and $1.6 million as of December 31, 2014 and 2013, respectively, and decreased the Company’s gas gathering and transportation - operated expense in the Statement of Operations by $0.26 million and $1.6 million for 2014 and 2013, respectively. In the Statement of Operations the corrections decreased the Company’s net income for 2014 by $0.26 million and decreased the Company’s net loss for 2013 by $1.6 million. The change in classification of derivative settlement payments in the statement of cash flows increased cash flows from investing activities and decreased cash flows from operating activities by $3.6 million in 2014. The change in classification of derivative settlement payments in the statement of cash flows decreased cash flows from investing activities and increased cash flows from operating activities by $0.3 million in 2013.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 2 - Fair Value Measurements

Authoritative guidance defines estimated fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, listed securities and U.S. government treasury securities.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, and are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

Level 3 – Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all applicable instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

The assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s policy is to recognize transfers in and/or out of the fair value hierarchy as of the end of the reporting period in which the event or change in circumstances caused the transfer. The Company has consistently applied the valuation techniques discussed below in all periods presented. The following table presents the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2015 and 2014, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

December 31, 2015
Assets
Derivative instruments, current	$ -	$4,516,289	$ -	$4,516,289
Liabilities
Derivative instruments, non-current	$ -	$13,339,226	$ -	$13,339,226

December 31, 2014
Assets
Derivative instruments, current	$ -	$7,800,242	$ -	$7,800,242

As of December 31, 2015 the Company’s commodity derivative financial instruments were comprised of nine natural gas swaps and one costless collar. As of December 31, 2014 and 2013, the Company’s commodity derivative financial instruments were comprised of two natural gas swaps and four costless collars. The fair values of the swap agreements are determined under the income valuation technique using a discounted cash flows model. The fair values of the collar agreements are determined under the income valuation technique using an option-pricing model. The valuation models require a variety of inputs, including contractual terms, published forward prices, volatilities for options, and discount rates, as appropriate. The Company’s estimates of fair value of derivatives include consideration of the counterparty’s creditworthiness, the Company’s creditworthiness, and the time value of money. The consideration of these factors results in an estimated exit price for each derivative asset or liability under a marketplace participant’s view. All of the significant inputs are observable, either directly or indirectly; therefore, the Company’s derivative instruments are included within the Level 2 fair value hierarchy. The counterparties in all of the Company’s commodity derivative financial instruments are the lenders in the Company’s bank credit facility.

Non-Recurring Fair Value Measurements

There were no non-recurring fair value measurements at December 31, 2015 or 2014.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 2 - Fair Value Measurements (continued)

Financial Instruments

Other financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and notes payable. With the exception of the notes payable, the financial statement carrying amounts of these items approximate their fair values due to their short-term nature. The fair value of the Company’s note payable (Note 5) approximates its carrying value due to the variable interest rate.

Note 3 - Proved and Unproved Properties

In the normal course of its business, the Company anticipates acquiring interests in proved oil and gas properties and in unproved acreage in its area of operations. On July 31, 2015, Mesa Piceance LLC (“Mesa”) contributed $14.97 million in cash in exchange for 25,112 A Units issued by the Company. Also, on July 31, 2015, the Company entered into a Contribution and Purchase Agreement (“CP Agreement”) with Mesa. The Company purchased $3.97 million of developed properties and leasehold acreage (which qualifies as a business) in exchange for 6,660 additional Class A units issued by the Company. The contribution of a business by Mesa into the Company is accounted for as a business combination, and as such, the Company recorded the estimated fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (the date on which the Company obtained control of the properties).

The following table summarizes the purchase price and final allocation of the fair value of assets acquired and liabilities assumed:

Purchase Price	July 31, 2015

Oil and gas properties
Unproved	$2,828,070
Proved	1,386,892
Asset retirement obligations	(305,007)
Other assets	59,535

$3,969,490

There were no significant property acquisitions during the years ended December 31, 2014 and 2013.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 4 - Accrued Liabilities

Accrued liabilities, current, consist of the following:

	December 31,
	2015	2014

Accrued capital expenditures	$4,272,400	$2,623,400
Accrued production and property taxes	3,070,424	2,273,548
Accrued bonuses	1,785,243	2,149,321
Accrued pipeline throughput commitment deficiency	1,429,305	1,575,909
Accrued joint developer prepayment	1,000,859	-
Accrued general and administrative expenses	120,549	-
Accrued gathering and processing expenses	604,849	-
Accrued lease operating expenses	179,400	169,400
Accrued other	433,135	236,222

	$12,896,164	$9,027,800

Note 5 - Credit Facility

On June 4, 2012, the Company entered into a credit facility (the “Facility”), as amended, with J.P. Morgan Securities, LLC and Wells Fargo Securities LLC, each as an arranger, JPMorgan Chase Bank, N.A. as the administrative agent (the “Administrative Agent”), and the lenders party thereto. The Facility is a $400 million secured revolving credit facility secured by a lien on the Company’s oil and gas properties and related assets.

Availability under the Facility is limited to the lesser of (i) $400 million or (ii) the borrowing base in effect from time to time. The borrowing base is determined by the Administrative Agent and the lenders, in their sole discretion, based on customary lending practices, review of the oil and gas properties included in the borrowing base, financial review of the Company, and such other factors as may be deemed relevant. The borrowing base is redetermined (i) on or about March 15 of each year based on the previous December 31 reserve report prepared by an independent engineering firm acceptable to the Administrative Agent, and (ii) on or about September 15 of each year based on the previous June 30 reserve report prepared by the Company’s internal engineers. The borrowing base at December 31, 2015 was $110 million. At December 31, 2015, and 2014, the outstanding balance on the Facility was $77,250,000 and $98,000,000, respectively.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 5 - Credit Facility (continued)

During the year ended December 31, 2015 the Company incurred $738,775 of debt issuance costs in relation to the second amendment to the credit agreement dated December 17, 2015. No debt issuance costs were incurred for the year ended December 31, 2014. The remaining unamortized debt issuance costs incurred in relation to the original Facility and the debt issuance costs incurred in relation to the amended Facility are being amortized straight-line over the life of the amended Facility.

Amounts borrowed bear interest at rates ranging from LIBOR plus 1.75% to LIBOR plus 2.75% per annum for Eurodollar loans and the prime rate plus 0.75% to prime rate plus 1.75% per annum for Base Rate loans, depending upon the ratio of outstanding credit to the borrowing base. At December 31, 2015, interest rates were between 2.50% and 2.74% for Eurodollar loans and 4.5% for Base Rate loans. At December 31, 2014 and 2013, interest rates were 2.67% for Eurodollar loans and 4.75% for Base Rate loans. Interest is due monthly on draw date of each Eurodollar and Base Rate loan. The agreement contains customary operational and financial covenants, including a current ratio covenant, a total debt to consolidated EBITDAX (as defined) covenant, and a borrowing base covenant. At December 31, 2015 and 2014, the Company was in compliance with all such covenants. Under the terms of the Facility, the Company is generally prohibited from making future cash distributions to its owners.

On December 17, 2015, the Company amended the Facility conditional upon closing the purchase and sale transaction with a major oil and gas company, see Note 9. Subject to the Company closing the asset acquisition transaction, J.P. Morgan Securities, LLC and Wells Fargo Securities LLC will increase the Company’s bank revolving credit facility commitment from $110 million to $170 million. The amended Facility will mature on December 15, 2020.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 6 - Derivative Instruments

The Company periodically enters into various commodity hedging instruments to mitigate a portion of the effect of natural gas price fluctuations. The Company classifies the fair value amounts of derivative assets and liabilities as net current or non-current derivative assets or net current or non-current derivative liabilities, whichever the case may be, by commodity and counterparty. The Company enters into derivatives under master netting arrangements, which, in an event of default, allows the Company to offset payables to and receivables from the defaulting counterparty. As of December 31, 2015 and 2014, there were no available amounts to be offset.

The Company’s commodity derivative contracts as of December 31, 2015 are summarized below:

Collars	Basis	Quantity (MMBtu/Day)	Strike Price ($/MMBtu)
January 1, 2016 – December 31, 2016	CIG	10,000	$2.75 – $3.20

Swaps	Basis	Average Quantity (MMBtu/Day)	Average Swap Price ($/MMBtu)
January 1, 2016 – March 31, 2016	CIG	10,000	$2.70
March 1, 2016 – December 31, 2016	NYMEX	80,642	$2.60 - $2.61
2017 Total	NYMEX	80,642	$2.60 - $2.61
2018 Total	NYMEX	80,642	$2.60 - $2.61

Basis Swaps	Basis	Average Quantity (MMBtu/Day)	Basis Differential ($/MMBtu)
March 1, 2016 – December 31, 2016	CIG	62,696	$ (0.2400) - $ (0.2975)
2017 Total	CIG	10,080	$(0.24000)
2018 Total	CIG	10,080	$(0.24000)

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 6 - Derivative Instruments (continued)

The aggregate fair value of the Company’s derivative instruments reported in the balance sheets by type and counterparty, including the classification between current and non-current assets and liabilities, consists of the following:

		December 31, 2015
	Balance Sheet Classification	Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current assets	$4,516,289	$4,516,289
Derivative instruments	Non-current liabilities	(13,339,226)	(13,339,226)

Total derivative liabilities		$(8,822,937)	$(8,822,937)

		December 31, 2014
	Balance Sheet Classification	Gross Recognized Assets/ Liabilities	Net Recognized Fair Value Assets/ Liabilities

Derivative instruments	Current assets	$7,800,242	$7,800,242

Total derivative assets		$7,800,242	$7,800,242

There were no gross amounts offset within counterparties during the years ended December 31, 2015, 2014, and 2013.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 6 - Derivative Instruments (continued)

The table below summarizes the realized and unrealized gains and losses related to the Company’s derivative instruments for the years ended December 31, 2015, 2014, and 2013.

		For the Years Ended December 31,
Commodity Derivative Instrument	Location of Gain (Loss) Recognized	2015	2014	2013

Realized gains (losses) on derivative instruments	Other income (expense)	$10,748,650	$(3,600,950)	$328,700
Unrealized (losses) gains on derivative instruments, net	Other income (expense)	(16,623,179)	9,762,944	(1,099,415)

Total realized and unrealized (losses) gains recorded	Other income (expense)	$(5,874,529)	$6,161,994	$(770,715)

Due to the volatility of oil and natural gas prices, the estimated fair values of the Company’s commodity derivative instruments are subject to large fluctuations from period to period.

Note 7 - Commitments and Contingencies

Management Contract

The Company entered into a Management Services Agreement with Laramie II effective August 31, 2012 whereby Laramie II provided management services to the Company for $650,000 per month. The Agreement was terminated effective August 1, 2015. After August 1, 2015 the Company directly incurred and settled general and administrative expenses. For the years ended December 31, 2015, 2014 and 2013, the Company incurred management service fees due to Laramie II of $4,550,000, $7,800,000 and $7,800,000, respectively, included in general and administrative expenses in the statements of operations.

Employment Agreements

The Company has employment agreements with all three of its executive officers.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Commitments and Contingencies (continued)

Operating Leases

The Company leases office space under non-cancelable operating leases. Rental expense is recognized on a straight-line basis over the terms of the leases and was $243,655 for the year ended December 31, 2015. Prior to August 1, 2015, the Company had no operating leases.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,

2016	$475,480
2017	599,218
2018	609,014
2019	573,882
2020	583,678
2021	244,900

Total	$3,086,172

Retirement Savings Plan

The Company outsources payroll and human resources functions to an administrative agent. In conjunction with this arrangement, the Company has a 401(k) plan (the “Plan”) available to eligible employees. The Plan provides for up to 5% matching contributions by the Company. In 2015, the Company’s matching contributions to the Plan were $57,255. Prior to August 1, 2015, the Company had no employees.

Drilling Rig

At December 31, 2015, the Company had one drilling rig contract that was terminated on January 10, 2016. Under the provisions of a guaranteed minimum daily rate, the Company expensed $133,875 related to this termination in 2016.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Commitments and Contingencies (continued)

Gas Gathering Contracts

The Company assumed the gas gathering contracts of its predecessors and currently has gas gathering agreements with three gas gathering companies for substantially all of its gas production at a fixed rate per Mcf. One primary gathering contract, which expires in December 2024, provides firm transportation for the majority of the Company’s production in Garfield County; most of the Company’s acreage in Garfield County is dedicated to this contract for gas gathering services. It has a minimum annual throughput commitment ending in 2019. Should the Company not ship the required volumes in a particular year prior to 2019, it must pay the gatherer a deficiency payment equal to the gathering fee for the volume shortfall.

During the years ended December 31, 2015, 2014 and 2013, the Company had incurred gas gathering expense, related to the shortfall, of $1,429,305, $1,575,909 and $1,354,196, respectively. At December 31, 2015 and 2014, the Company had $1,429,305 and $1,575,909 related to the shortfall included in current accrued liabilities, respectively.

The price per MMBtu of shortfall per the contract escalates annually at a seasonally adjusted Consumer Price Index, as defined. The price for the 2015, 2014, and 2013 shortfall was $0.063188, $0.062253, and $0.061187, respectively. The following table summarizes the throughput commitment per year through 2019:

Period	Throughput Commitment

12/1/2015 - 12/1/2016	27,091	MMBtu
12/1/2016 - 12/1/2017	22,420	MMBtu
12/1/2017 - 12/1/2018	21,226	MMBtu
12/1/2018 - 12/1/2019	21,779	MMBtu

In August 2012, the Company entered into a 20-year-term gas gathering contract with a company that provides gas transportation service on a firm basis for all of the Company’s current production in Mesa County, Colorado. Under this contract, the Company has no minimum throughput commitment. All of the Company’s acreage in Mesa County with gas production from the Mesaverde formation is dedicated to this contract.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Commitments and Contingencies (continued)

Gas Processing Contracts

The Company assumed its predecessors’ two separate gas processing contracts with a major gas processing company that operates in the Piceance Basin.

One of the gas processing contracts expired January 31, 2013 and was renewed for ten years, effective February 1, 2013. The other contract expires on August 31, 2017. All of the Company’s current natural gas production in the Piceance Basin is dedicated to these two contracts. Once the contract that expires in 2017 is terminated, the acreage and production dedicated thereto will automatically roll under the ten-year contract. Under both agreements, the Company retains title to the natural gas at all times, and the gas processing company acts as a service provider. Under this arrangement, the gas processing company takes delivery of the Company’s unprocessed gas from the Company’s gas gatherers at specific pipeline delivery points, transports the Company’s gas to its processing plant in the northern portion of the Piceance Basin and, through a refining process, the gas processor strips the natural gas liquids and other plant products from the Company’s natural gas. After processing, the resulting residue natural gas is delivered back to the Company at the White River Hub near Meeker, Colorado, where the Company then sells the residue gas to third-party purchasers. The gas processing company takes title to the natural gas liquids and plant products upon extraction and remits payment to the Company on a monthly basis. Under both contracts, the Company pays a fixed fee per Mcf for processing, gathering, and compression services. Neither contract requires a minimum natural gas throughput.

Gas Transportation Contract

Effective August 1, 2015, as part of the Management Services Agreement termination, the Company assumed a 15-year gas transportation contract by and between Laramie II and a major pipeline company dated April 1, 2008. The Company is obligated to ship 15,000 MMBtu per day through the pipeline from July 1, 2009 through December 31, 2023 or pay the pipeline company a deficiency payment equal to an established tariff per MMBtu for the volume shortfall. For the year ended December 31, 2015, the Company incurred $312,201 in deficiency payments for the volume shortfall which is included in general and administrative expenses in the statements of operations.

Environmental Matters

As an owner or lessee and operator of oil and gas properties, the Company is subject to various federal, state, and local laws and regulations relating to discharge of materials into, and protection of, the environment. The Company has policies to ensure continuing compliance with environmental laws and regulations and maintains insurance coverage for certain environmental matters. There can be no assurance that current or future federal, state, or local laws and regulations will not require the Company to spend material amounts to comply with such laws and regulations.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 7 - Commitments and Contingencies (continued)

Litigation

The Company is subject to litigation, claims and governmental and regulatory proceedings arising in the ordinary course of business. We accrue a loss contingency for these lawsuits and claims when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Accordingly, no material amounts for loss contingencies associated with litigation, claims or assessments have been accrued at December 31, 2015 or 2014. While the outcome of these lawsuits and claims cannot be predicted with certainty, it is the opinion of the Company’s management that the loss for any litigation matters and claims that are reasonably possible to occur will not have a material adverse effect, individually or in the aggregate, on its consolidated financial position, cash flows or results of operations.

Note 8 – Members’ Equity

The Company issued additional Class A units to Laramie II and Par, (“Original Members”) and other investors (“New Members”) under the Unit Purchase Agreement (“UPA”) dated March 9, 2015. The Original and New Members purchased 125,840 Class A units at $596 per Class A unit. The Original and New Members collectively purchased half of their commitment, or 62,920 units, for $37,500,000 on March 9, 2015, and purchased the remaining half, or 62,920 units, for $37,500,000 on May 29, 2015.

On July 31, 2015, the Company entered into the CP Agreement with Mesa (see Note 3). Mesa contributed $14.97 million cash and $3.97 million of developed properties and leasehold acreage in exchange for 31,772 additional Class A units.

All Class A unit holders vote as a single class based upon their respective sharing percentages. Revenues and costs are allocated in accordance with specific provisions in the Second Amended and Restated LLC Agreement (“2nd LLC Agreement”). The Class A units are senior to Class B units in terms of liquidation and voting and have first-call on all assets until the Class A units reach payout as defined in the 2nd LLC Agreement.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 8 – Members’ Equity (continued)

	Class A Units
	Units	Amount

Balances, December 31, 2014	500,000	$365,046,126

CP Agreement – February 27, 2015 Cash contribution	62,920	37,500,000

CP Agreement – May 29, 2015 Cash contribution	62,920	37,500,000

Mesa – July 31, 2015 Cash contribution	25,112	14,966,614

Mesa – July 31, 2015 Property contribution	6,660	3,969,490

Funding fees and other costs of raising capital		(78,489)

Balances, December 31, 2015	657,612	$458,903,741

Class B Units

Piceance Energy Employee Holdings, LLC (“Employee Holdings”) was formed on August 28, 2015 by the Management Investors of Piceance Energy Employee Holding, LLC (“Management Investors”) and holds all 15,000, Class B units authorized under the Company’s Second Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). Employee Holdings is authorized to grant the Class B units to selected Company employees (including the Management Investors) upon written consent from the Company in its capacity as Manager of Employee Holdings. As of December 31, 2015, Employee Holdings had granted 13,025 Class B units to the Company’s employees.

Class B units generally vest over three years, commencing on June 30, 2015. No Class B Units are vested as of December 31, 2015. If an employee is terminated by the Company for cause, all Class B units, whether vested or unvested at the time of termination, shall be deemed automatically forfeited. Employees who cease to be employed by the Company for any reason, other than termination for cause, will forfeit all unvested units. Vested units may be repurchased by the Company at fair value at the Company’s option. Distributions to Class B unit holders will only occur after the Class A unit holders reach “pay-out” as defined in the LLC Agreement. Generally, Class A unit holders are entitled to receive the return of their investment in the Company’s Class A units plus a specified internal rate of return on such investment prior to the Class B unit holders receiving any cash distributions.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 8 – Members’ Equity (continued)

Class B Units (continued)
The Company’s Class B units are non-voting "profits interests" for which no cash consideration was received upon issuance and which are used to compensate management based on the value of the Company. The Company accounts for the Class B units as an equity award and has recorded compensation expense to date based on the grant date fair value and the vesting period. The estimated fair value of the Class B units at grant date was approximately $19.3 million. Total compensation cost recognized during 2015 was approximately $2.6 million and is included in general and administrative expense in the accompanying 2015 statement of operations. Approximately $16.7 million in compensation expense will be recognized over the remaining 2.5 years Estimated fair values were determined considering the following factors:

•	Estimating the fair value of the Company at the dates on which units were awarded and the balance sheet date based on investments in Class A units.

•
Allocating the Company's fair value to the unit holders through application of the Option Pricing Method as detailed in the AICPA Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

As part of the Option Pricing Method, a series of Black-Scholes option pricing models was applied in order to model the value to the Class B units as a contingent claim on the upside value of the Company’s equity value. The assumptions listed below were made in applying this option pricing model:

•
The underlying equity value was solved such that the value allocable to the Class A units aligned to the investment values of $595.50 per share of the Company at grant date. This approach is referred to as the “Backsolve” method in the AICPA guide.

•
The exercise prices of the options were based upon the participation thresholds at which the participation ratios of liquidation proceeds change between Class A and B. These amounts were derived based on the rights and preferences outlined in Company’s LLC Agreement.

•	The maturity dates of the options were assumed to be three years from the grant date, aligning to the expected investment holding period.

•	Volatility was based on the volatilities of comparable companies and was estimated at 41% as of the Grant Date.

•	The risk-free rate was based on U.S. Treasury Strips, which corresponded with the assumed term (three years) of the options at grant date at 1.04% as of the Grant Date.

LARAMIE ENERGY, LLC

Notes to Financial Statements

Note 9 - Subsequent Events

Pending Acquisition

On December 17, 2015, the Company entered into an agreement to acquire certain properties in the Piceance Basin for $157.5 million, subject to customary adjustments. A deposit of $15.75 million was paid on December 17, 2015 and is included in other assets on the balance sheet at December 31, 2015. The remainder of the adjusted purchase price is due at closing, March 1, 2016. In connection with the proposed acquisition, the Company secured commitments to fund the transaction with $57.5 million of borrowings under its amended reserve based revolver, $30 million of preferred equity issued to a major financial institution, and $70 million of Class A units issued to existing and one new investor. Availability of the revolver financing is conditioned upon, and is intended to be available concurrently with, the closing of the acquisition. The Class A units will be funded through unit purchase agreements with each investor. The contributions from the $30 million of preferred equity and $70 million of Class A units were received on February 24, 2016.

The Company has evaluated all subsequent events through the independent auditors’ report date, which is the date the financial statement were available for issuance.